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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*

                             PLAINS RESOURCES, INC.
    ........................................................................
                                (Name of Issuer)

                                  COMMON STOCK
    ........................................................................
                         (Title of Class of Securities)

                                    726540503
    ........................................................................
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067

                                 (310) 556-2721
    ........................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     7/12/04
    ........................................................................
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 726540503

                             SCHEDULE 13D                      PAGE 2 OF 7 PAGES

..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RICHARD A. KAYNE                                  - ###-##-####
..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
  4     SOURCE OF FUNDS

        AF PF
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                                [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A U.S. CITIZEN
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           80,616
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                      1,662,650
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    80,616
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    1,662,650
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,743,266
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]

..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.1%
..............................................................................
12      TYPE OF REPORTING PERSON

        IN
..............................................................................

CUSIP NO. 726540503             SCHEDULE 13D                   PAGE 3 OF 7 PAGES



..............................................................................
 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KAYNE ANDERSON CAPITAL ADVISORS, L.P.             - 95-4486379

..............................................................................
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
..............................................................................
 3      SEC USE ONLY
..............................................................................
  4     SOURCE OF FUNDS

        AF PF
..............................................................................
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(E)                                                [ ]
..............................................................................
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        A CALIFORNIA LIMITED PARTNERSHIP
..............................................................................
                              7     SOLE VOTING POWER

NUMBER OF                           0
SHARES                       ................................................
BENEFICIALLY                  8     SHARED VOTING POWER
OWNED BY
EACH REPORTING                       1,662,650
PERSON WITH                  ................................................
                              9     SOLE DISPOSITIVE POWER

                                    0
                             ................................................
                             10     SHARED DISPOSITIVE POWER

                                    1,662,650
..............................................................................
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,662,650
..............................................................................
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]

..............................................................................
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        6.8%
..............................................................................
12      TYPE OF REPORTING PERSON

        IA
..............................................................................

4
                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                AMENDMENT NO. 15
*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, $0.10 par value.

        Plains Resources, Inc.
        700 Milam Street, Suite 3100
        Houston, TX  77002

ITEM 2.  IDENTITY AND BACKGROUND

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. and Richard
A. Kayne and the investment partnerships and limited liability company identified in the next paragraph.

a.      KAYNE ANDERSON CAPITAL ADVISORS, L.P.

        Kayne Anderson Capital Advisors, L.P. ("KACALP"), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment partnerships holding the issuer's Common Stock. KACALP also serves as investment adviser to a small number of separate account clients which hold the issuer's Common Stock.

        Kayne Anderson Investment Management, Inc. ("KAIM"), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. ("KA Holdings"), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.


b.      RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

        Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company ("KARIM"), and President and Director of KA Associates, Inc., a Nevada corporation ("KAA"). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.


c. None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

5




d. The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

        JOHN E. ANDERSON.     Chairman of Topa Equities, Ltd., a diversified
                              investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
                              Mr. Anderson is Director of KAIM and KA Holdings.

        HOWARD M. ZELIKOW.    Vice President and Director of KAIM

        ROBERT V. SINNOTT.    Vice President of KAIM

        RALPH C. WALTER.      Chief Operating Officer of KAIM and KA Holdings.

        DAVID J. SHLADOVSKY.  General Counsel and Secretary of KAIM and
                              KA Holdings.

        JOHN F. DALEY.        Chief Financial Officer and Treasurer of KAIM and
                              KA Holdings.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


ITEM 4.  PURPOSE OF TRANSACTION

This Amendment No. 15 is filed for purposes of disclosing that KACALP has entered into a Voting Agreement, dated as of July 12, 2004 (the "Voting Agreement"), by and among KACALP, Vulcan Capital ("Vulcan") and EnCap Investments, L.L.C. ("EnCap"), pursuant to which, KACALP has granted Vulcan an irrevocable proxy to direct the vote of its 1,662,650 shares as described below in Item 6.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Based upon information set forth in the definitive proxy statement filed by Issuer with the Securities and Exchange Commission on June 23, 2004, as of June 14, 2004, there were 24,520,183 shares of the Issuer's Common Stock issued and outstanding.

a. Mr. Kayne beneficially owns 1,743,266 shares of the Common Stock, or approximately 7.1% of the outstanding Common Stock. Of those shares, KACALP, as general partner of or investment adviser to investment funds or accounts, beneficially owns 1,662,650 shares of the Common Stock, or approximately 6.8% of the outstanding Common Stock.

b. (i) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 80,616 shares of the Common Stock, and (ii) Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 1,662,650 shares of the Common Stock.

The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as general partner or investment adviser.

6



KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c. The following transactions in the Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:


                         Common Stock          Stock
  Date        Type        # of shares          Price      Where/how transaction effected
  ----        ----       ------------          -----      ------------------------------
5/21/04        sell            1,150           17.18      open market
5/21/04        sell              200           17.18      open market
5/26/04        sell              400           17.13      open market
5/26/04        sell              500           17.13      open market


d.  Not applicable

e.  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 19, 2004 (i) Vulcan, Mr. Paul G. Allen, Mr. James C. Flores and Mr. John T. Raymond entered into an Amended and Restated Subscription Agreement, dated as of February 19, 2004 (the "Subscription Agreement"), as amended on July 12, 2004, and (ii) the Issuer, Vulcan and Prime Time Acquisition Corporation, a Delaware corporation ("Prime Time"), entered into an Agreement and Plan of Merger, dated as of February 19, 2004 (the "Original Merger Agreement"), which the parties amended by executing and delivering Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 12, 2004 (the "Amendment"). The Original Merger Agreement, as amended by the Amendment, is referred to herein as the "Merger Agreement"). In connection with the execution and delivery of the Amendment by the Issuer, Vulcan and Prime Time, Vulcan, KACALP and EnCap entered into the Voting Agreement.

KACALP entered into the Voting Agreement as a condition to the execution by Vulcan of the Amendment, and beyond that, to KACALP's knowledge, no party received consideration with the execution and delivery of the Voting Agreement. Pursuant to the Voting Agreement, KACALP has a contractual obligation to vote all of its respective shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement and any actions required in furtherance thereof, (ii) against any proposal to the stockholders of the Issuer that would be reasonably likely to prevent the consummation of the proposed merger or to result in the breach by the Issuer of the Merger Agreement, (iii) against (A) any significant corporate transaction, such as a merger, consolidation, share exchange, rights offering, reorganization, recapitalization, reclassification or liquidation involving the Company or any of its subsidiaries, other than the proposed merger, (B) any Acquisition Proposal (as defined in the Merger Agreement, other than the proposed merger, or (C) any action that could materially impede, interfere with, delay, postpone or adversely affect the consummation of the proposed merger or the transactions contemplated by the Voting Agreement, (iv) against any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Merger Agreement, and
(v) against any amendment to the Second Restated Certificate of Incorporation or Bylaws of the Issuer, as amended. KACALP has granted Vulcan an irrevocable proxy under the Voting Agreement and is further restricted from transferring or agreeing to transfer any of their shares of Common Stock or from granting any proxy or power-of-attorney with respect to any shares of Common Stock beneficially owned by it.

As a result of executing the Voting Agreement, KACALP may be deemed to have formed a "group" with Vulcan and EnCap for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, and such "group" may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Vulcan and EnCap. KACALP expressly disclaims any assertion or presumption that it and Vulcan and EnCap constitute a "group."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Voting Agreement, dated as of July 12, 2--4, by and among Vulcan Energy Corporation, Kayne Anderson Capital Advisors, L.P. and EnCap Investments, L.L.C.



                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 July 13, 2004
--------------------------------------------------
                     Date

             /S/ Richard A. Kayne
--------------------------------------------------
                Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:     Kayne Anderson Investment Management, Inc.


        By:  /S/ David J. Shladovsky
             -------------------------------------
             David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



        ------------------------------------------------
        Richard A. Kayne



        ------------------------------------------------
        Kayne Anderson Capital Advisors, L.P., by
        David J. Shladovsky, Secretary of
        Kayne Anderson Investment Management, Inc., general partner